Exhibit (a)(5)(A)

BGS ACQUISITION CORP.

Announces Extension of Tender Offer

New York, New York, November 19, 2013 – BGS Acquisition Corp. (NASDAQ:BGSC) (“BGS” or the “Company”) announced today that it has extended its previously announced cash tender offer to purchase up to 832,461 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.15 per share for an aggregate purchase price of up to $8,449,479.15. The tender offer, which was previously scheduled to expire at 11:59 p.m., New York City time, on November 19, 2013, has been extended, and will now expire at 11:59 p.m., New York City time, on November 22, 2013. Tenders of Ordinary Shares must be made prior to the extended expiration of the tender offer and may be withdrawn at any time prior to that time. Except for this extension, the tender offer remains subject to all other terms and conditions set forth in the Company’s Amended and Restated Offer to Purchase dated November 4, 2013 previously filed as Exhibit (a)(1)(F) to the Schedule TO, which was originally filed with Securities and Exchange Commission (the “Commission”) on October 21, 2013.

As of 4:00 p.m., New York City time, on November 19, 2013, shareholders had validly tendered, and not withdrawn, approximately 1,709,620 Ordinary Shares.

Morrow & Co., LLC is acting as the Information Agent for the tender offer.  For questions and information, please call the Information Agent toll free at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell Ordinary Shares. The solicitation of offers to buy Ordinary Shares is being made pursuant to a tender offer statement on Schedule TO and related materials, including the Offer to Purchase, that the Company originally filed with the Commission on October 21, 2013, as amended (the “Tender Offer Materials”). The Tender Offer Materials contain important information that should be read carefully before any decision is made with respect to the tender offer. In addition, all of the Tender Offer Materials (and all other offer documents filed by the Company with the Commission) will be available at no charge on the Commission’s website at www.sec.gov and from the Information Agent.

About BGS

BGS is a blank check company incorporated as a British Virgin Islands business company with limited liability formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Company Contact:
Cesar Baez, President and Chief Executive Officer
cbaez@bgsc.us

Information Agent:
Morrow & Co., LLC
470 West Avenue, 3rd Floor
Stamford, Connecticut 06902
Telephone: (800) 662-5200
Banks and Brokerage Firms: (203) 658-9400
bgsc.info@morrowco.com